

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 21, 2016

<u>Via E-mail</u>
Michael J. West
Chief Executive Officer
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, OH 44406

   **Re: Canfield Medical Supply, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed April 20, 2016
     File No. 000-55114**

Dear Mr. West:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Brigitte Lippmann (for)

         John Reynolds
         Assistant Director
         Office of Beverages, Apparel, and
         Mining

cc: Jon D. Sawyer
   Jon D. Sawyer, P.C.